- -----------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 11-K


             ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1993      Commission File Number 1-973

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     PUBLIC SERVICE ELECTRIC AND GAS COMPANY THRIFT AND TAX-DEFERRED
     SAVINGS PLAN
     80 PARK PLAZA
     NEWARK, NEW  JERSEY 07101
     MAILING ADDRESS:  P.O. Box 570
     NEWARK, NEW JERSEY   07101-0570

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:





See page 2

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                                       1

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TWENTIETH CENTURY INVESTORS, INC.          TRANSAMERICA LIFE INSURANCE
(Equities Growth Fund A)                   COMPANY (Fixed Income Fund C)
4500 MAIN STREET                           P.O.BOX 30939
P.O. BOX 419200                            LOS ANGELES, CALIFORNIA 90015-2287
KANSAS CITY, MISSOURI 64141-6200
                                           JOHN HANCOCK MUTUAL LIFE
PHOENIX SERIES FUND                        COMPANY (Fixed Income Fund C)
(Balanced Fund B)                          JOHN HANCOCK PLACE
101 MUNSON STREET                          P.O.BOX 111
GREENFIELD, MASSACHUSETTS 01301            BOSTON, MASSACHUSETTS 02117

                                           PROVIDENT NATIONAL ASSURANCE COMPANY
THE PRUDENTIAL INSURANCE COMPANY           (Fixed Income Fund C)
OF AMERICA (Fixed Income Fund C)           FOUNTAIN SQUARE
PRUDENTIAL PLAZA                           CHATTANOOGA, TENNESSEE 37402
NEWARK, NEW  JERSEY 07101
                                           PUBLIC SERVICE ENTERPRISE GROUP
METROPOLITAN LIFE INSURANCE                INCORPORATED
COMPANY (Fixed Income Fund C)              (Enterprise Common Stock Fund D)
ONE MADISON AVENUE                         (ESOP Fund)
NEW YORK, NEW YORK 10010-3690              80 PARK PLAZA
                                           NEWARK, NEW JERSEY 07101-1171
PACIFIC MUTUAL LIFE INSURANCE
COMPANY (Fixed Income Fund C)              BANKERS TRUST COMPANY
700 NEWPORT CENTER DRIVE                   (Stock Index Equities Fund E)
NEWPORT BEACH, CALIFORNIA 92660            280 PARK AVENUE
                                           NEW YORK, NEW YORK  10017
ALLSTATE LIFE INSURANCE
COMPANY (Fixed Income Fund C)              FIDELITY SELECT PORTFOLIOS
ALLSTATE PLAZA WEST                        (Utilities Equities Fund F)
3100 SANDERS ROAD                          82 DEVONSHIRE STREET
NORTHBROOK, ILLINOIS  60062                BOSTON, MASSACHUSETTS 02109

PRINCIPAL MUTUAL LIFE INSURANCE            WEISS, PECK AND GREER
COMPANY (Fixed Income Fund C)              (Government Securities Fund G)
THE PRINCIPAL FINANCIAL GROUP              ONE NEW YORK PLAZA
DES MOINES, IOWA 50392-0001                NEW YORK, NEW YORK  10004

- -----------------------------------------------------------------------------

                    PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                     THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                     INDEX





                                                                     PAGE


INDEPENDENT AUDITORS' REPORT                                          4

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1993 AND 1992                                      5-8

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1993 and 1992                        9-12

NOTES TO FINANCIAL STATEMENTS                                         13-21

SCHEDULE OF ASSETS HELD FOR INVESTMENT - Item 27a                     22

SCHEDULES OF REPORTABLE TRANSACTIONS - Item 27d                       23

SIGNATURES                                                            24

EXHIBIT INDEX                                                         25

INDEPENDENT AUDITORS' REPORT

Employee Benefits Committee of
Public Service Electric and Gas Company:

     We have audited the accompanying statements of net assets available for benefits of the Public Service Electric and Gas Company Thrift and Tax-Deferred Savings Plan ( the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992,and the changes in net assets available for benefits for each of the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules of (1) assets held for investment as of December 31, 1993 and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1993 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental information and the supplemental schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE
DELOITTE & TOUCHE
Parsippany, New Jersey
May 20, 1994

                                                       PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                       THRIFT AND TAX-DEFERRED SAVINGS PLAN

                                                      Statement of Net Assets Available for Benefits
                                              December 31, 1993
                                                                 Supplemental Information by Fund
                                            ---------------------------------------------------------------------------------
                                                   Equities                  Fixed       Enterprise   Stock Index  Utilities
                                                    Growth     Balanced     Income      Common Stock   Equities    Equities
                                       Total        Fund A      Fund B      Fund C         Fund D       Fund E      Fund F
                                    ------------ ----------- ----------- ------------- ------------  -----------  ----------
ASSETS
- ------
Investments
Enterprise Common Stock            $ 74,669,728  $            $           $             $65,318,496  $            $
Equities Growth Fund                 10,426,417   10,426,417
Balanced Fund                         7,057,512                 7,057,512
Insurance Annuity Contracts (GICs)  197,646,000                            197,646,000
Stock Index Equities Fund            29,767,620                                                       29,767,620
Utilities Equities Fund               9,907,794                                                                    9,907,794
Government Securities Fund            6,751,401
                                   ------------  -----------  ----------- ------------ ------------  -----------  ----------
     Total Investments              336,226,472   10,426,417    7,057,512  197,646,000   65,318,496   29,767,620   9,907,794

Participant Loans Receivable         14,091,862
Receivables-Interest
 and Dividends                        4,839,940    1,146,677        4,385    1,162,091    1,068,138       12,339   1,298,679
Cash and Temporary Cash
Investments                           3,333,918                              2,443,658      885,197
                                   ------------  -----------  ----------- ------------ ------------  -----------  ----------
Total Assets                       $358,492,192  $11,573,094   $7,061,897 $201,251,749  $67,271,831  $29,779,959 $11,206,473
                                   ------------  -----------  ----------- ------------ ------------  -----------  ----------
LIABILITIES

Due to active Participants           $  737,618  $     3,047   $    2,362   $  178,742     $503,208     $ 23,648      $3,613
Purchases of Securities               3,638,599    1,139,725                              1,092,556                1,271,638
Due to (from) Others                                  94,919       (3,557)    (214,620)     103,033      181,100     106,929
Accounts Payable                        102,269        7,850        3,283       59,267        4,542       23,110       3,007
                                   ------------  -----------  ----------- ------------ ------------  -----------  ----------
Total Liabilities                     4,478,486    1,245,271        2,088       23,389    1,703,339      227,858   1,385,187

Net Assets Available for Benefits   354,013,706   10,327,823    7,059,809  201,228,360   65,568,492   29,552,101   9,821,286

Total Liabilities and
Net Assets Available for Benefits  $358,492,192  $11,573,094   $7,061,897 $201,251,749  $67,271,831  $29,779,959 $11,206,473
                                   ============   ==========  =========== ============ ============  ===========  ==========

See Notes to Financial Statements

                                                  PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                   THRIFT AND TAX-DEFERRED SAVINGS PLAN

                      Statement of Net Assets Available for Benefits (Concluded)
                                           December 31, 1993
                                    Supplemental Information by Fund (Concluded)
                                    --------------------------------------------
                                     Government
                                     Securities                   Trust
                                       Fund G      ESOP Fund    Loan Fund
                                    ------------ ------------ -------------
ASSETS
- ------
Investments
Enterprise Common Stock             $             $9,351,232  $
Equities Growth Fund
Balanced Fund
Insurance Annuity Contracts (GICs)
Stock Index Equities Fund
Utilities Equities Fund
Government Securities Fund            6,751,401
                                   ------------  -----------  -----------
     Total Investments                6,751,401    9,351,232
                                   ------------  -----------  -----------
Participant Loans Receivable                                   14,091,862
Receivables-Interest
 and Dividends                          147,613           18
Cash and Temporary Cash
Investments                                            5,063
                                   ------------  -----------  -----------
Total Assets                         $6,899,014   $9,356,313  $14,091,862
                                   ------------  -----------  -----------
LIABILITIES

Due to active Participants               16,582      $ 6,416  $
Purchases of Securities                 134,680
Due to (from) Others                        555          (36)    (268,323)
Accounts Payable                          1,480
                                   ------------  -----------  -----------
Total Liabilities                       153,297        6,380     (268,323)
Net Assets Available for Benefits     6,745,717    9,349,933   14,360,185
                                   ------------  -----------  -----------
Total Liabilities and
Net Assets Available for Benefits    $6,899,014   $9,356,313  $14,091,862
                                   ============  ===========  ===========

See Notes to Financial Statements

                                      PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                        THRIFT AND TAX-DEFERRED SAVINGS PLAN

                                Statement of Net Assets Available for Benefits
                                                  December 31, 1992
                                                                 Supplemental Information by Fund
                                            ---------------------------------------------------------------------------------
                                                   Equities                  Fixed       Enterprise   Stock Index  Utilities
                                                    Growth     Balanced     Income      Common Stock   Equities    Equities
                                       Total        Fund A      Fund B      Fund C         Fund D       Fund E      Fund F
                                    ------------ ----------- ----------- ------------- ------------  -----------  ----------
ASSETS
- ------
Investments
Enterprise Common Stock            $ 70,819,561   $           $           $             $60,895,812  $            $
Equities Growth Fund                  7,431,772    7,431,772
Balanced Fund                         4,463,305                4,463,305
Insurance Annuity Contracts (GICs)  183,901,141                            183,901,141
Stock Index Equities Fund            24,545,340                                                       24,545,340
Utilities Equities Fund               5,041,710                                                                    5,041,710
Government Securities Fund            5,503,832
                                   ------------  -----------  ----------- ------------ ------------  -----------  ----------
     Total Investments              301,706,661    7,431,772    4,463,305  183,901,141   60,895,812   24,545,340   5,041,710
                                   ------------  -----------  ----------- ------------ ------------  -----------  ----------
Participant Loans Receivable         11,792,478
Receivables-Interest
 and Dividends                        2,970,834        8,304      140,212      930,540    1,676,377        1,206      17,884
Cash and Temporary Cash
Investments                             315,516       21,149       10,574      177,277       51,450       32,967      10,574
                                   ------------  -----------  ----------- ------------ ------------  -----------  ----------
Total Assets                       $316,785,489   $7,461,225   $4,614,091 $185,008,958  $62,623,639  $24,579,513  $5,070,168
                                   ------------  -----------  ----------- ------------ ------------  -----------  ----------
LIABILITIES

Due to Participants                  $2,653,893      $11,235     $101,305   $1,762,583     $485,951      $76,094     103,277
Purchases of Securities               1,049,796                                           1,049,796
Accounts Payable                        245,005                   130,801
Due to (from) Others                                (206,565)    (254,741)     112,124    1,709,925     (236,397)   (238,578)
                                   ------------  -----------  ----------- ------------ ------------  -----------  ----------
Total Liabilities                     3,948,694     (195,330)     (22,635)   1,874,707    3,245,672     (160,303)   (135,301)

Net Assets Available for Benefits   312,836,795    7,656,555    4,636,726  183,134,251   59,377,967   24,739,816   5,205,469

Total Liabilities and
Net Assets Available for Benefits  $316,785,489   $7,461,225   $4,614,091 $185,008,958  $62,623,639  $24,579,513  $5,070,168
                                   ============   ==========  =========== ============ ============  ===========  ==========

See Notes to Financial Statements

                                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                      THRIFT AND TAX-DEFERRED SAVINGS PLAN

                            Statement of Net Assets Available for Benefits (Concluded)
                                            December 31, 1992
                                    Supplemental Information by Fund (Concluded)
                                    --------------------------------------------
                                     Government
                                     Securities                   Trust
                                       Fund G      ESOP Fund    Loan Fund
                                    ------------ ------------ -------------
ASSETS
- ------
Investments
Enterprise Common Stock             $             $9,923,749  $
Equities Growth Fund
Balanced Fund
Insurance Annuity Contracts (GICs)
Stock Index Equities Fund
Utilities Equities Fund
Government Securities Fund            5,503,832
                                   ------------  -----------  -----------
     Total Investments                5,503,832    9,923,749            0
                                   ------------  -----------  -----------
Participant Loans Receivable                                   11,792,478
Receivables-Interest
 and Dividends                          142,160       54,151
Cash and Temporary Cash
Investments                               7,153        4,372
                                   ------------  -----------  -----------
Total Assets                         $5,653,145   $9,982,272  $11,792,478
                                   ------------  -----------  -----------
LIABILITIES

Due to Participants                      27,354      $86,094  $
Purchases of Securities
Accounts Payable                        114,204
Due to (from) Others                   (228,360)      55,183     (712,591)
                                   ------------  -----------  -----------
Total Liabilities                       (86,802)     141,277     (712,591)
Net Assets Available for Benefits     5,739,947    9,840,995   12,505,069
                                   ------------  -----------  -----------
Total Liabilities and
Net Assets Available for Benefits    $5,653,145   $9,982,272  $11,792,478
                                   ============  ===========  ===========

See Notes to Financial Statements

                                       THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                        STATEMENT OF CHANGES IN NET ASSETS
                                            AVAILABLE FOR BENEFITS
                                       For the Year Ended December 31, 1993
                                                                Supplemental Information by Fund
                                                    ---------------------------------------------------------------------------
                                                     Equities                    Fixed      Enterprise   Stock Index  Utilities
                                                      Growth      Balanced      Income     Common Stock   Equities    Equities

                                         Total        Fund A       Fund B       Fund C        Fund D       Fund E      Fund F

                                      ------------  -----------   ---------   -----------   -----------  ----------  ----------
ADDITIONS
- ---------
Participant Deposits                   $26,296,895   $2,117,430   $1,178,169  $13,614,687    $4,501,834  $2,913,291  $1,262,277
Additions to Trust Loan Fund             6,824,549
Employers Contributions                  8,512,962      648,736      360,505    4,500,435     1,481,453     924,279     373,809
Interfund Transfer - net                               (400,893)     631,300     (731,320)   (1,344,273)   (284,749)  2,518,754
Participant Loan Repayments                             315,875      186,260    2,697,482       911,490     540,114     208,129
                                     -------------  -----------  ----------- ------------   ----------- ----------- -----------
 Total Deposits and Contributions       41,634,406    2,681,148    2,356,234   20,081,284     5,550,504   4,092,935   4,362,969
                                     -------------  -----------  ----------- ------------   ----------- ----------- -----------
Income
Interest                                13,616,261           89           59   13,611,262         4,519          72          47
Dividends                                8,302,040    1,139,725      347,620                  4,261,144               1,349,210
Loan Interest Income                       804,541       50,814       30,208      435,580       151,731      84,165      35,310
                                     -------------  -----------  ----------- ------------   ----------- ----------- -----------
 Total Income                           22,722,842    1,190,628      377,887   14,046,842     4,417,394      84,237   1,384,567
                                     -------------  -----------  ----------- ------------   ----------- ----------- -----------
Net Appreciation (Depreciation)
 of Investments                          3,522,936     (715,465)      10,630                  1,981,940   2,637,960    (738,801)
                                     -------------  -----------  ----------- ------------   ----------- ----------- -----------
Total Additions                         67,880,184    3,156,311    2,744,751   34,128,126    11,949,838   6,815,132   5,008,735
                                     -------------  -----------  ----------- ------------   ----------- ----------- -----------
DEDUCTIONS
Withdrawals                             19,123,529      168,113      103,016   12,113,656     4,432,604   1,226,025     135,847
Dividends paid                             652,710
Participant Loans                        6,824,549      309,350      215,369    3,861,094     1,322,167     753,712     253,968
Other                                      102,485        7,580        3,283       59,267         4,542      23,110       3,103
                                      ------------   ----------   ---------- ------------    ----------  ----------  ----------
            Total Deductions            26,703,273      485,043      321,668   16,034,017     5,759,313   2,002,847     392,918
                                      ------------   ----------   ---------- ------------    ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR BENEFITS                  41,176,911    2,671,268    2,423,083   18,094,109     6,190,525   4,812,285   4,615,817
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF PERIOD                    312,836,795    7,656,555    4,636,726  183,134,251    59,377,967  24,739,816   5,205,469
                                      ------------   ----------   ---------- ------------    ----------  ----------  ----------
NET ASSETS AVAILABLE
 FOR BENEFITS END OF PERIOD           $354,013,706  $10,327,823   $7,059,809 $201,228,360   $65,568,492 $29,552,101  $9,821,286
                                      ============   ==========   ========== ============   =========== ===========  ==========

See Notes to Financial Statements
</TABLE

                                    PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                     THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                      STATEMENT OF CHANGES IN NET ASSETS
                                       AVAILABLE FOR BENEFITS (Concluded)
                                     For the Year Ended December 31, 1993

                                     Supplemental Information by Fund
                                  ----------------------------------------
                                  Government
                                   Securities     ESOP        Trust
                                     Fund G       Fund       Loan Fund
                                  -----------  ----------  ------------
ADDITIONS
- ---------
Participant Deposits              $  709,207   $            $
Additions to Trust Loan Fund                                  6,824,549
Employers Contributions              223,745
Interfund Transfer - net             (44,597)    (344,222)
Participant Loan Repayments          110,083                 (4,969,433)
                                   ----------  ----------    -----------
Total Deposits and Contributions     998,438     (344,222)    1,855,116
                                   ----------  ----------    -----------
Income
Interest                                  24          189
Dividends                            551,631      652,710
Loan Interest Income                  16,733
                                   ----------  ----------    -----------
Total Income                         568,388      652,899
                                   ----------  ----------    -----------
Net Appreciation (Depreciation)
 of Investments                      (46,016)     392,688
                                   ----------  ----------    -----------
Total Additions                     1,520,810     701,365      1,855,116
                                   ----------  ----------    -----------
DEDUCTIONS
Withdrawals                           404,554     539,714
Dividends paid                                    652,710
Participant Loans                     108,889
Other                                   1,597           3
                                   ----------  ----------    -----------
Total Deductions                      515,040   1,192,427
                                   ----------  ----------    -----------
INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR BENEFITS              1,005,770    (491,062)     1,855,116
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF PERIOD                 5,739,947   9,840,995     12,505,069
                                   ----------  ----------    -----------
NET ASSETS AVAILABLE
 FOR BENEFITS END OF PERIOD        $6,745,717  $9,349,933    $14,360,185
                                   ==========  ==========    ===========

See Notes to Financial Statements

                                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                       STATEMENT OF CHANGES IN NET ASSETS
                                             AVAILABLE FOR BENEFITS
                                      For the Year Ended December 31, 1992
                                                                Supplemental Information by Fund
                                                    ---------------------------------------------------------------------------
                                                     Equities                    Fixed      Enterprise   Stock Index  Utilities
                                                      Growth      Balanced      Income     Common Stock   Equities    Equities

                                         Total        Fund A       Fund B       Fund C        Fund D       Fund E      Fund F

                                      ------------  -----------   ---------   -----------   -----------  ----------  ----------
ADDITIONS
- ---------
Participant Deposits                   $25,091,858   $1,561,200     $759,572  $14,553,542    $4,091,664  $2,875,638  $  734,156
Additions to Trust Loan Fund            $6,342,992

Employers Contributions                  8,274,659      487,949      230,422    4,840,862     1,407,884     931,216     226,449
Interfund Transfer - net                              5,480,529    3,530,647   (6,775,255)   (5,905,005) (1,492,281)  3,977,159
Transfer to Savings Plan - net              (7,606)                                   229        (7,835)
Participant Loan Repayments                             229,363      109,204    2,538,403       851,543     465,981     148,877
                                     -------------  -----------  ----------- ------------   ----------- ----------- -----------
 Total Deposits and Contributions       39,701,903    7,759,041    4,629,845   15,157,781       438,251   2,780,554   5,086,641
                                     -------------  -----------  ----------- ------------   ----------- ----------- -----------
Income
Interest                                13,204,085           32          189   13,194,102         9,381         106          28
Dividends                                5,905,263      108,357      199,618                  4,171,386                 316,440
Loan Interest Income                       822,404       43,480       19,542      475,600       153,382      94,505      23,753
                                     -------------  -----------  ----------- ------------   ----------- ----------- -----------
 Total Income                           19,931,752      151,869      219,349   13,669,702     4,334,149      94,611     340,221
                                     -------------  -----------  ----------- ------------   ----------- ----------- -----------
Net Appreciation (Depreciation)
 of Investments                          5,263,393       46,114       77,924            0     2,944,367   1,759,265      81,018
                                     -------------  ----------   ----------- ------------   ----------- ----------- -----------
Total Additions                         64,897,048    7,957,024    4,927,118   28,827,483     7,716,767   4,634,430   5,507,880
                                     -------------  ----------   ----------- ------------   ----------- ----------- -----------
DEDUCTIONS
Withdrawals                             19,165,655       91,742      187,463   13,315,690     3,569,550   1,010,767     209,973
Dividends paid                             724,941
Participant Loans                        6,342,992      208,717      102,767    3,947,412     1,329,030     620,338      92,387
Other                                         (590)          10          162                                                 51
                                      ------------   ----------   ---------- ------------    ----------  ----------  ----------
            Total Deductions            26,232,998      300,469      290,392   17,263,102     4,898,580   1,631,105     302,411
                                      ------------   ----------   ---------- ------------    ----------  ----------  ----------
INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR BENEFITS                  38,664,050    7,656,555    4,636,726   11,564,381     2,818,187   3,003,325   5,205,469
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF PERIOD                    274,172,745            0            0  171,569,870    56,559,780  21,736,491
                                      ------------   ----------   ---------- ------------    ----------  ----------  ----------
NET ASSETS AVAILABLE
 FOR BENEFITS END OF PERIOD           $312,836,795   $7,656,555   $4,636,726 $183,134,251   $59,377,967 $24,739,816  $5,205,469
                                      ============   ==========   ========== ============   =========== ===========  ==========

See Notes to Financial Statements
</TABLE

                                     PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                      THRIFT AND TAX-DEFERRED SAVINGS PLAN
                                       STATEMENT OF CHANGES IN NET ASSETS
                                       AVAILABLE FOR BENEFITS (Concluded)
                                      For the Year Ended December 31, 1992

                                                              Supplemental Information by Fund
                                  ----------------------------------------------------------------
                                  Government
                                   Securities     ESOP       Trust         Equities     Equities
                                     Fund G       Fund      Loan Fund       Fund A        Fund B
                                  -----------  ----------  ------------  -----------   -----------
ADDITIONS
- ---------
Participant Deposits              $  516,086   $            $            $             $
Additions to Trust Loan Fund                                  6,342,992
Employers Contributions              149,877
Interfund Transfer - net           4,878,390     (515,113)                (1,197,031)   (1,982,040)
Transfer to Savings Plan - net
Participant Loan Repayments           79,365                 (4,422,736)
                                   ----------  ----------    -----------  ----------    ----------
Total Deposits and Contributions   5,623,718     (515,113)    1,920,256   (1,197,031)   (1,982,040)
                                   ----------  ----------    -----------  ----------    ----------
Income
Interest                                  12          235
Dividends                            384,521      724,941
Loan Interest Income                  12,142
                                   ----------  ----------    -----------  ----------    ----------
Total Income                         396,675      725,176
                                   ----------  ----------    -----------  ----------    ----------
Net Appreciation (Depreciation)
 of Investments                      (55,985)    (410,690)
                                   ----------  ----------    -----------  ----------    ----------
Total Additions                    5,964,408      620,753     1,920,256   (1,197,031)   (1,982,040)
                                   ----------  ----------    -----------  ----------    ----------
DEDUCTIONS
Withdrawals                          182,048      606,242                     (1,674)       (6,146)
Dividends paid                                    724,941
Participant Loans                     42,341
Other                                     72                                                  (885)
                                   ----------  ----------    -----------  ----------    ----------
Total Deductions                     224,461    1,331,183                     (1,674)       (7,031)
                                   ----------  ----------    -----------  ----------    ----------
INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR BENEFITS             5,739,947     (710,430)     1,920,256  (1,195,357)   (1,975,009)
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF PERIOD                            10,551,425     10,584,813   1,195,357     1,975,009
                                   ----------  ----------    -----------  ----------    ----------
NET ASSETS AVAILABLE
 FOR BENEFITS END OF PERIOD        $5,739,935  $9,840,995    $12,505,069          $0            $0
                                   ==========  ==========    ===========  ==========    ==========

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

1.   SUMMARY OF THE PLAN

The Board of Directors of Public Service Electric and Gas Company (PSE&G) adopted the PSE&G Thrift and Tax-Deferred Savings Plan (Plan) to encourage thrift and savings by eligible employees (Eligible Employees). It was first offered to Eligible Employees in 1981. The Plan was last amended effective November 16, 1993, effective February 1, 1994. Participation in the Plan is entirely voluntary, except with respect to those employees who participated in the Employee Stock Ownership Plan (ESOP) Fund as a result of their participation in PSE&G's TRASOP and/or PAYSOP, which plans were merged into this Plan. Eligible Employees are those employees not covered by a collective bargaining agreement and who have completed 1,000 hours of service with PSE&G or any affiliate of PSE&G participating in the Plan (together hereafter each called an "Employer" or collectively "Employers"). Certain Eligible Employees may also elect to have a distribution from another qualified corporate plan contributed as a rollover contribution with the approval of the Employee Benefits Committee of PSE&G (Committee), the Plan Administrator. The Plan's Trust Fund now consists of the Thrift Account Fund and the ESOP Fund, which are separately maintained.

Under the Plan, participating Eligible Employees (Participants) may elect to make basic deposits to Investment Funds of such Participants choosing within the Thrift Account Fund of 1%, 2%, 3%, 4%, 5% or 6% of their compensation (Basic Deposits), and their respective Employer will contribute an amount equal to 50% thereof, subject to certain exceptions and limitations (Employer Contributions). In addition, Participants may elect to make supplemental deposits to such Funds in increments of 1% of Compensation up to an additional 9% of Compensation (Supplemental Deposits), subject to certain limitations, without any corresponding matching Employer Contribution. Participants may designate such Basic and/or Supplemental Deposits as Nondeferred (post-income tax contributions) or Deferred (pre-income tax contributions).

The maximum amount of Deferred Deposits to a Participant's Thrift Account may have to be limited to less than 15% of Compensation to meet requirements of the Internal Revenue Code of 1986, as amended (IRC). The extent of any such limitation will be determined from time to time by the Committee based on the actual pattern of Deferred Deposits by all Participants. If the maximum permitted percentage of Compensation for Thrift Account Deferred Deposits is reduced, then all Deferred Deposits in excess of such percentage will automatically be treated as Nondeferred Deposits. This will result in taxable income to the affected Participants for Deferred Deposits in excess of any limit so established. The Committee will attempt to assure that any such limitation will apply only to future contributions, but it is possible that, in order to meet requirements of the IRC, the limitation will, in some circumstances, have to be applied retroactively.

Deferred Deposits may not generally be withdrawn until age 59-1/2. Nondeferred Deposits, on the other hand, may be withdrawn at any time subject to certain penalties and restrictions.

Thrift Account Deposits are made through payroll deductions by the Participant's Employer or rollover contributions from other qualified plans. Deposits by Participants and contributions by their respective Employers are transferred to a Trustee and separately held in the Plan's Thrift Account Fund of the Trust Fund for investment and other transactions, as directed by Participants. Participants are entitled to choose from among the Investment Funds offered under the Plan in which to invest Deposits and Employer Contributions.

Bankers Trust Company is the Trustee of the Trust Fund established pursuant to the Plan.

Loan Provisions

The Trustee may, subject to the approval of PSE&G's Director-Corporate Benefits, lend a Participant who is employed by an Employer an amount up to 50% of the value of the vested portion of such Participant's Thrift Account and ESOP Account, but no more than the aggregate value of such Participant's Thrift Account or $ 50,000, whichever is less. Any Participant loan must be for a principal amount of $ 1,000 or more and no Participant may have more than two loans outstanding at any time. All loans, including interest thereon, must be repaid by payroll deductions in equal monthly installments of 12, 24, 36, 48 or 60 months as selected by the Participant. However, a Participant may repay any such loan in full by check at any time in accordance with such rules as may be prescribed by the Committee. A Participant may not apply for more than one loan in any calendar year. A loan to a Participant is considered an investment of such Participant's Thrift Account and repayments of principal of any loan together with interest thereon, are invested in the Thrift Account Investment Funds of the Plan in accordance with the Participant's then-current investment direction for Deposits and Employer Contributions.

Each loan bears interest at a rate fixed from time to time by the Committee taking into consideration interest rates currently then being charged. The rate of interest applicable to any loan at its inception remains in effect for the duration of such loan. During all of 1993, the rate of interest on loans granted to Participants, was 6%. (See Note 2. SIGNIFICANT ACCOUNTING POLICIES -
 Loans)

2.  SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Dividends and Interest

Dividends, interest, and other income attributable to each Investment Fund of the Plan are reinvested in that Investment Fund to the extent not used to pay direct expenses of that Fund. (See Expenses of Plan, below.)

All Deposits and Employer Contributions to Fixed Income Fund C earn interest at the composite rate of all Guaranteed Investment Contracts of insurance companies (GICs) in which the assets of such fund are then invested. Such rate varies as such GICs mature or are entered into and as Deposits and Employer Contributions are made to and withdrawn from such GICs. Under the GICs in effect during 1992, the composite rate of interest earned by such assets so invested was not less than 7.3%.

ESOP Account Participants receive quarterly payments directly from the Trustee equal to the dividends paid to the Trustee on the shares of Common Stock of Public Service Enterprise Group Incorporated (Enterprise), the parent of PSE&G, held for their ESOP Account.

Valuation of Investments

Investments of Equities Growth Fund A, Balanced Fund B, Enterprise Common Stock Fund D, Stock Index Equities Fund E, Utilities Equities Fund F, Government Securities Fund G and the shares of Enterprise Common Stock held by the ESOP Fund are based upon quoted market values. The Plan has invested the assets of Fixed Income Fund C in GICs. The value of Fixed Income Fund C is based on the contract value of all GICs in which the assets of the fund are invested. Temporary investments are valued at cost which approximates fair market value. Securities transactions are accounted for on the trade date.

The Plan's financial statements have been prepared in accordance with he financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) as permitted applicable rules. Under such requirements, realized gains and losses from securities transactions are computed using an adjusted cost basis as prescribed by the Department of Labor's (DOL) Rules and Regulations for Reporting and Disclosure. The adjusted cost is the fair value of the security at the beginning of the Plan year, or cost if acquired since that date. Unrealized gains and losses on securities held for investment are computed on the basis of the change in fair value between the beginning and ending of the Plan year.

Expenses of Plan

All expenses incurred in connection with the administration of the Plan, including expenses of the Trustee, but excluding brokerage commissions and taxes relating to the sale of shares of Enterprise Common Stock at the direction of Participants, were paid directly by PSE&G and its Participating Affiliates.

The assets of Common Stock Fund D and ESOP Account are invested in shares of Enterprise Common Stock. Shares of Enterprise Common Stock required for Fund
D are purchased by the Trustee either directly from Enterprise, at its sole discretion, or on the open market through a broker or, starting 1994, from the ESOP Account. All shares sold for Common Stock Fund D and the ESOP Account are sold by the Trustee on the open market through a broker. Brokerage commissions and taxes are paid by the Participants. However, starting in 1994, in situations where the ESOP in a "sell" position an Fund D is in a "buy" position, Fund D will buy from the ESOP at the closing price on the NY Stock Exchange. In such case no brokerage commissions are charged in the transaction.

Loans

A loan to a Participant is considered an investment of such Participant's Thrift Account and the principal amount of the loan is treated as a separate investment within the various sub-accounts of the Participant's Thrift Account. Repayments of the principal amount of the loan are credited to each such sub-account, and repayments of principal along with any accrued interest thereon are invested in the Plan's Investment Funds in the same manner as the Participant's then-current investment direction for Deposits and Employer Contributions. Loan amounts are taken from sub-accounts of a Participant's Thrift Account in the following order:

(a)  Deferred Deposits
(b)  Unmatured vested Employer Contributions
(c)  Matured vested Employer Contributions
(d)  Rollover Contributions
(e)  Unmatured post-1986 Nondeferred Deposits
(f)  Matured post-1986 Nondeferred Deposits
(g)  Pre-1987 Nondeferred Deposits

Each loan is secured by an assignment of the Participant's entire right, title and interest in and to the Trust Fund to the extent of the loan and accrued interest thereon (See Note 1. SUMMARY OF THE PLAN - Loan Provisions).

Interfund Transfers - ESOP Account to Thrift Account

Participants are permitted to transfer all, but not less than all, shares from their ESOP Accounts to their Thrift Accounts. To effect such transfers, the Trustee will sell the shares of Enterprise Common Stock held in the ESOP Account and invest the proceeds in the Thrift Account Funds designated by the Participant. The cash value of each share of Enterprise Common Stock so transferred will be equal to the price per share of Enterprise Common Stock actually received by the Trustee. Any such transfer is treated as a rollover contribution.

Vesting

Employer Contributions to a Participant's Thrift Account are immediately vested upon a Participant's completion of five years of service with the Employer or when a Participant is eligible for an immediately payable retirement benefit, attains age 65, is disabled, is laid off or dies. All amounts credited to a Participant's ESOP Account are fully vested.

Penalties upon Withdrawal

If a Participant withdraws his entire vested Employer Contributions and/or Deposits before they have been in the Plan for two full calendar years, such Participant loses the matching Employer Contributions on Deposits made during the subsequent three months. Distributions to Participants electing to withdraw Non-Deferred Deposits and Employer Contributions are made as soon as practicable after such elections are received by the Plan Administrator. Non-Deferred Deposits may be withdrawn at any time but certain penalties may apply. Deferred Deposits may not be withdrawn during employment prior to age 59-1/2 except for reasons of extraordinary financial hardship and to the extent permitted by the IRC. Distributions to Participants of approved hardship withdrawals are made as soon as practicable after such approval.

Benefits Payable

In 1993, the Plan changed its method of accounting for benefits payable to comply with the 1993 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans. The new guidance requires that benefits payable to persons who have withdrawn from participation in a defined contribution plan be disclosed in the footnotes to the financial statements rather than be recorded as a liability of the Plan. As of December 31, 1993, the net assets available for benefits included benefits of $2,420,944 due to Participants who have withdrawn from active participation in the Plan.

3.   INVESTMENTS

The financial statements of the Plan include the following:

a.  Thrift Account Investment Funds

(1) The assets of Equities Growth Fund A are invested in the capital stock of the Twentieth Century Investors Inc. Growth Fund (the "Twentieth Century Growth Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for the Twentieth Century Growth Fund indicates that such fund invests primarily in the common stock of companies considered by its investment manager to have above average potential for capital appreciation.

(2) The assets of Balanced Fund B are invested in the capital stock of Phoenix Series Fund Balanced Series (the "Phoenix Balanced Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for the Phoenix Balanced Fund indicates that such fund invests primarily in a combination of equity and fixed income debt securities that its investment manager expects to provide current income along with long-term capital growth and conservation of capital.

(3) The assets of Fixed Income Fund C are invested in GICs with various insurance companies which contractually provide for a guarantee of principal and interest for the respective contract periods.

     The following GICs are continuing:

A four-year contract that will expire June 30, 1997 and five-year contract expiring December 31, 1997, with Provident National Assurance Company, effective interest rates of 6.67% and 6.81%.

A five year contract with Metropolitan Life Insurance Company, which will expire June 30, 1998, effective interest rate of 5.70%.

A four year contract with Pacific Mutual Life Insurance Company, which will expire December 31, 1994, net effective interest rate of 8.95%.

A four and one-half year contract with the Prudential Insurance Company of America, which will expire on June 30, 1995, effective interest rate of 9.11%.

Two five year contracts with Allstate Life Insurance Company, which will expire January 2, 1996 and June 30, 1998, respectively, effective interest rates of 9.21% and 6.00%, respectively.

A two and one-half year contract with John Hancock Mutual Life, which will expire July 1, 1994, net effective interest rate of 5.55%.

A three and one-half year contract with Principal Mutual Life, which will expire July 1, 1996, net effective interest rate of 6.55%.

A four and one-half year contract with Transamerica Occidental Life Insurance, which will expire January 1, 1997, net effective interest rate of 6.72%.

(4) The assets of Enterprise Common Stock Fund D are invested by the Trustee in Enterprise Common Stock.

(5) The assets of Stock Index Equities Fund E are invested by the Trustee in BT Pyramid Equity Index Fund ("Stock Index Equities Fund"), a commingled stock index equities fund managed by Bankers Trust Company, so as to achieve the approximate return of the Standard and Poor's 500 Composite Stock Index.

(6) The assets of Utilities Equities Fund F are invested in the capital stock of Fidelity Select Portfolios Fund's Utilities Portfolio (the "Fidelity Utilities Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for the Fidelity Utilities Fund indicates that such fund invests primarily in equity securities of gas and electric utility companies and companies engaged in the communications field. The Fidelity Utilities Fund may, from time to time, include shares of Enterprise Common Stock or PSE&G preferred stock.

(7) The assets of Government Securities Fund G are invested in the capital stock of Weiss, Peck and Greer Mutual Fund's Government Securities Fund (the "WPG Government Securities Fund"), a no-load, open-ended investment company or mutual fund. The prospectus for the WPG Government Securities Fund indicates that such fund invests primarily in debt obligations issued or guaranteed by the U.S.Government, its agencies or instrumentalities which have remaining maturities of one year or more.

b.   ESOP Fund

Shares of Enterprise Common Stock held as assets of the Plan's ESOP Fund were transferred to the Plan in 1988 as a result of the spin-off and merger with the Plan of the non-bargaining unit portions of the PSE&G's former TRASOP and PAYSOP. No additional contributions in or transfers into the ESOP Fund are presently permitted or were allowed during 1993.

c.  PARTICIPANTS

                                                  Participants
                                               As of December 31,
                                               ------------------
                                      1993          1992            1991
                                      ----          ----            ----
Total Plan Participants               5,909         5,429           5,374
Participants by Fund
Equities Fund A (1)                     -             -               245
Equities Fund B (1)                     -             -               302
Equities Growth Fund A (2)            1,222         1,032             -
Balanced Fund B  (2)                    950           742             -
Fixed Income Fund C                   4,568         4,657           4,802
Enterprise Common Stock Fund D        3,167         3,092           3,068
Stock Index Equities Fund E           1,908         1,815           1,650
Utilities Equities Fund F (2)         1,026           734             -
Government Securities Fund G (2)        867           800             -
ESOP Fund                               777           841             934
- ---------------------------------

(1) Investment option discontinued in 1991. Balances remaining at year end were transferred to Government Securities Fund G.

(2) New investment option in 1992.


4. UNIT VALUE INFORMATION - THRIFT ACCOUNT INVESTMENT FUNDS

Unit values of the Investment Funds are determined the last business day of each month, and starting February 1, 1994 will be determined at the end of each business day (Valuation Date) by dividing the market value of net assets available for benefits by the number of units allocated to all Participants as of the respective Valuation Date.

New units are allocated to each Participant's Thrift Account monthly and starting February 1, 1994 will be allocated at the end of each business day, by dividing Deposits made by, or on behalf of, such Participant for the month and starting February 1, 1994 for each business day, the related Employer Contributions, if any, together with repayment of the principal amount of any loan to the Participant's Thrift Account including interest earned thereon during the month or business day, respectively, by the unit value determined as of the Valuation Date. If a Participant makes a transfer between Investment Funds, makes a withdrawal, receives a distribution or a loan, or makes a rollover contribution, the amount so transferred, withdrawn, distributed, loaned, or rolled over is also determined by the unit value of each Investment Fund as of the applicable Valuation Date for such transaction.

The Investment Fund unit information as of the last business day of each year is as follows:

Investment Fund                    Year        Unit Value*   Number of Units
- ---------------                    ----        ----------    ---------------
                                               (Dollars)
                                               ---------

Equities Fund A (1)                1993            -               -
                                   1992            -               -
                                   1991         3.388109      352,809.301

Equities Fund B (1)                1993            -               -
                                   1992            -               -
                                   1991         4.607621      428,636.514

Equities Growth Fund A (2)         1993        10.000000     1,032,668.832
                                   1992         1.004332     7,623,531.474

Balanced Fund B (2)                1993        10.000000       705,705.202
                                   1992         1.073954     4,317,433.730

Fixed Income Fund C                1993        10.000000    19,954,177.882
                                   1992         3.628257    50,474,442.711
                                   1991         3.361205    51,044,152.397

Enterprise Common Stock Fund D     1993        10.000000     6,517,479.127
                                   1992         6.956667     8,535,404.995
                                   1991         6.129180     9,227,951.761

Stock Index Equities Fund E        1993        10.000000     2,936,964.917
                                   1992         1.965397    12,587,696.874
                                   1991         1.819931    11,943,577.707

Utilities Equities Fund F (2)      1993         9.697310     1,012,537.574
                                   1992         1.090748     4,772,385.797

Government Securities Fund G (2)   1993        10.000000       661,622.960
                                   1992         1.078720     5,321,072.072
- -------------------------------
  * 1993 Unit Values changed from 1992 as a result of a change in record keeper in 1993.


(1) Investment option discontinued in 1991. Balances remaining at year end were transferred to Government Securities Fund G.

(2) New investment option in 1992

ESOP ACCOUNT VALUATION

Enterprise Common Stock share value is determined by using the closing market price on the New York Stock Exchange as reported in the Wall Street Journal as Composite Transactions. If a Participant withdraws shares, the shares are, at Participant's election, either distributed to such Participant or sold by the Trustee and the proceeds, net of commissions and taxes, are distributed to the Participant.

The ESOP Fund information as of the last business day of each year is as follows:
                    Year         Price per share         Number of shares
                    ----         ---------------         ----------------
ESOP Fund           1993             $32.000                 291,483
                    1992             $30.875                 318,736
                    1991             $29.375                 359,197

5. FEDERAL INCOME TAXES

The Internal Revenue Service determined that the Plan and its related Trust, including the portions of the former TRASOP and PAYSOP applicable to non-bargaining unit Participants, which portions were spun-off and merged with the Plan effective January 1, 1988, qualified under Sections 401(a) and 501(a) of the IRC and, as such, the Plan is exempt from taxation on its earnings. Participants are not taxed either on Employer Contributions or on the earnings credited to their Thrift Account Fund, until distribution of such Thrift Account Fund.

6. COMPLIANCE WITH ERISA

The Plan is generally subject to the provisions of Titles I and II of ERISA, including the provisions with respect to reporting, disclosure, participation, vesting and fiduciary responsibility. However it is not subject to the funding requirements of Title I, and benefits under the Plan are not guaranteed by the Pension Benefit Guarantee Corporation under Title IV of ERISA.


7.  SUBSEQUENT EVENTS

The assets of Fixed Income Fund C will be invested after December 31, 1993 in GICs with the following insurance companies which contractually provide for a return of principal and a fixed interest rate for the contract period:

     Effective January 3, 1994, a five year contract with Provident National Assurance Company which will expire December 31, 1998, net effective rate of 5.85%.

     Effective January 3, 1994, a five year contract with State Mutual Life Insurance Company with split maturities of June 30, 1998 and January 31, 1999, respectively, net effective rate of 5.66%.

Starting February 1, 1994 three new investment funds will become available:

(1) The assets of Stock Index Equities Fund E will be switched form the BT Pyramid Equity Index Fund to the BT Institutional Equity 500 Index Fund, a fund with similar investment objectives, that will enable the recordkeeper to provide Participants with daily valuations.

(2) The assets of Utilities Equities Fund F will be switched from Fidelity Select Portfolios Fund's Utilities Portfolio to the Fidelity Utilities Income Fund, a fund with similar investment objectives, that will enable the recordkeeper to provide Participants with daily valuations.

(3) The assets of International Stock Fund H will be invested in the capital stock of T. Rowe Price International Funds Inc. (the "T. Rowe Price International Stock Fund"), a no-load open-ended investment company or mutual fund. The prospectus for the T. Rowe Price International Stock Fund indicates that such fund invests primarily in common stocks of established, non-U.S. companies.

                                                                                PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                                                                 THRIFT AND TAX-DEFERRED SAVINGS PLAN

                                                                           SCHEDULE OF ASSETS HELD FOR INVESTMENT - ITEM 27a
                                                                                           DECEMBER 31, 1993

Identity of Issue                       Units/Shares      Historical Cost    Market Value
- -----------------                       ------------      ---------------    ------------
Equities Growth Fund A                     465,465         $11,104,110      $10,426,417
                                           -------          ----------       ----------
Balanced Fund B                            440,269          $7,008,033       $7,057,512
                                         --------          ----------       ----------
Fixed Income Fund C (Insurance
Annuity Contracts-GICs)
Provident National Assurance Company
8.60%, four-year contract expiring
 1/1/94                                  12,793,514         $12,793,514      $12,793,514
6.67%, four and one half-year contract
expiring 6/30/97                         15,912,993         $15,912,993      $15,912,993
6.81%, five-year contract expiring
12/31/97                                 19,976,194         $19,976,194      $19,976,194
Metropolitan Life Insurance Company
8.39%, four-year contract expiring
 1/1/94                                  18,314,358         $18,314,358      $18,314,358
5.70%, five-year contract expiring
 6/30/98                                 14,780,530         $14,780,530      $14,780,530
Prudential Life Insurance Company
 9.11%, four and one half-year contract
 expiring 6/30/95                        14,511,524         $14,511,524      $14,511,524
Pacific Mutual Life Insurance Company
8.95%, four-year contract expiring
12/31/94                                 22,546,759         $22,546,759      $22,546,759
Allstate Life Insurance Company
9.21%, five-year contract expiring
1/2/96                                   15,760,369         $15,760,369      $15,760,369
6% five-year contract expiring
6/30/98                                  17,205,517         $17,205,517      $17,205,517
Principal Mutual Life Insurance Company
6.55%, three and one half-year contract
expiring 7/1/96                          15,329,706         $15,329,706      $15,329,706
Transamerica Life Insurance Company
6.72%, four and one half-year contract
expiring 1/1/97                          15,463,013         $15,463,013      $15,463,013
John Hancock Mutual Life Insurance Company
5.55%, two and one half-year contract
7/1/94                                   15,051,523         $15,051,523      $15,051,523
                                       -----------        ------------     ------------
                                        197,646,000        $197,646,000     $197,646,141
                                       -----------        ------------     ------------
Enterprise Common Stock Fund D
(Common Stock of Public Service
Enterprise Group, Inc.)                   2,041,203         $56,226,074      $65,318,496
                                        ----------         -----------      -----------
Stock Index Equities Fund E
(BT Pyramid Equity Index Fund)               30,109         $21,904,267      $29,767,620
                                        ----------         -----------      -----------
Utilities Equities Fund F                   263,645         $10,609,634       $9,907,794
                                        ----------         -----------      -----------
Government Securities Fund G                651,051          $6,852,903       $6,751,401
                                        ----------         -----------      -----------
ESOP Fund (Common Stock of Public
Service Enterprise Group, Inc.)             229,226          $6,621,841       $9,351,232
                                        ----------         -----------      -----------
      Total Investments                                    $317,972,863     $336,226,472
      Loans to Participants                                 $14,091,862      $14,091,862
                                                          -----------      -----------
Total Assets Held for Investment                           $332,064,724     $350,318,334
                                                           ============    =============

Required by Department of Labor Regulation 2520.103-10(b)(6).103-6


                                              PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                                              THRIFT AND TAX-DEFERRED SAVINGS PLAN

            SCHEDULE OF REPORTABLE CUMULATIVE TRANSACTIONS FOR THE YEAR
                          ENDED DECEMBER 31, 1993* - Item 27d
                                Number       Number       Value       Value
                                  of           of          of          of            Net
Security                      Purchases      Sales      Purchases     Sales       Gain(Loss)
- --------                      ---------      ------     ---------   ----------    ---------
Investment Contracts:
Allstate Life Insurance
 Company                         23             6      $19,563,348   $2,357,831       -
Metropolitan Life
 Insurance Company                7             9         $649,657  $25,103,983       -
BT Pyramid Directed Account
 Cash Fund                      270           176      $15,626,321  $12,574,953       -

                   SCHEDULE OF REPORTABLE INDIVIDUAL TRANSACTIONS FOR THE YEAR
                                      ENDED DECEMBER 31, 1993*


None




*Reportable transactions as required by ERISA consist of any transaction or series of transactions within the plan year with the same person or entity which, when aggregated, involves an amount that is in excess of 5% of the current value of plan assets at the beginning of the plan year.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                Public Service Electric and Gas Company
                                 Thrift and Tax-Deferred Savings Plan
                                ---------------------------------------
                                            (Name of Plan)




                                By         MARTIN P. MELLETT
                                ---------------------------------------
                                           MARTIN P. MELLETT
                                         Chairman of the Employee
                                           Benefits Committee




Date:  May 20, 1994

EXHIBIT INDEX

- ------------------------------
        Exhibit Number
- ------------------------------

        1               Public Service Electric and Gas Company
                        Thrift and Tax-Deferred Savings Plan,
                        Restated and amended as of November 16, 1993, effective February 1, 1994.

        2               Independent Auditors' Consent

EXHIBIT INDEX

- ------------------------------
        Exhibit Number
- ------------------------------

        1               Public Service Electric and Gas Company
                        Thrift and Tax-Deferred Savings Plan,
                        Restated and amended as of November 16, 1993, effective February 1, 1994.

        2               Independent Auditors' Consent